Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended June 30,					Three Months Ended September 30, 2007
	2003	2004	2005	2006	2007
	(in thousands, except for ratios)
Fixed charges computation
Interest expense	$1,274	$2,762	$15,546	$20,264	$24,188	$5,863
Amortization of deferred financing charges	—	224	1,352	1,421	1,603	2,258
Reasonable approximation of interest within rental expense	1,492	1,918	2,655	2,954	3,060	768

Total fixed charges	$2,766	$4,904	$19,553	$24,639	$28,851	$8,889

Earnings computation
Income from continuing operations before income taxes	$64,193	$93,304	$127,367	$133,001	$125,268	$29,527
Fixed charges included in earnings	2,766	4,904	19,553	24,639	28,851	8,889

Earnings available before fixed charges	$66,959	$98,208	$146,920	$157,640	$154,119	$38,416

Ratio of earnings to fixed charges	24.2	20.0	7.5	6.4	5.3	4.3